FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month of May 2008

Commission File Number: 001-32689

SUNTECH POWER HOLDINGS CO., LTD.
(Translation of registrant’s name into English)
17-6 Changjiang South Road
New District, Wuxi
Jiangsu Province 214028
People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-           N/A

SUNTECH POWER HOLDINGS CO., LTD.
Form 6-K

Page

Signature	3
Exhibit 99.1 — Press Release	4

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUNTECH POWER HOLDINGS CO., LTD.
By:	/s/ Zhengrong Shi
Name:	Zhengrong Shi
Title:	Chairman and Chief Executive Officer

Date: May 22, 2008

Exhibit 99.1
Suntech Reports First Quarter 2008 Financial Results
San Francisco, California and Wuxi, China, May 22, 2008 — Suntech Power Holdings Co., Ltd. (NYSE: STP), one of the world’s leading manufacturers of photovoltaic (PV) cells and modules, today announced first quarter 2008 financial results.
First Quarter 2008 Highlights1
•	First quarter 2008 total net revenues grew 76.1% year-over-year to $434.5 million.

•	Consolidated gross margin increased to 22.2% for the first quarter 2008 compared to 19.0% for the first quarter of 2007. Non-GAAP[2] gross margin reached 22.5 % for the first quarter 2008, compared with 19.9% for the first quarter 2007.

•	Net income for the first quarter 2008 was $55.8 million or $0.33 per diluted American Depository Share (ADS). On a non-GAAP basis, Suntech’s net income for the first quarter 2008 was $60.6 million or $0.35 per diluted ADS. Each ADS represents one ordinary share.

•	Suntech’s PV cell production capacity was 540MW at the end of the first quarter of 2008. The Company is on track to reach 1GW PV cell production capacity by the end of 2008.
“We executed extremely well during the first quarter, despite the impact of the snowstorm, to deliver stronger than expected growth in net revenues and solid financial results,” said Dr. Zhengrong Shi, Suntech’s Chairman and CEO. “A vigorous demand environment in the major solar markets in Germany and Spain as well as in the emerging markets including South Korea and Italy drove strong pricing during the quarter. We expect demand to remain robust through 2008 and are virtually sold out for the full year.”
Commenting on Suntech’s silicon outlook, Dr. Shi said, “During the first quarter we leveraged the funds raised through our convertible senior notes offering to enhance our long term cost competitiveness with new and expanded polysilicon supply agreements and

[1]	Selected highlights of the Company’s first quarter 2008 results are set forth in the text of the release and should be read together with the detailed financial statements at the end of this release.

[2]	All non-GAAP measures exclude share-based compensation expenses, restructuring expenses and amortization expenses incurred from purchase price allocation related to the acquisition of MSK Corporation. For further details on non-GAAP measures, please refer to the reconciliation table and a detailed discussion of management’s use of non-GAAP information set forth in this press release.

strategic investment in key suppliers. Our ability to secure reasonably priced silicon reflects our competitive strengths with respect to our leading market position, financial strength, and close relationships with upstream suppliers. We are confident that this improved silicon outlook will help us to achieve our goal of providing grid parity solar solutions.”
“During the first quarter, we continued to hire impressive talent in current and developing international markets including Germany, Spain, France, Greece, Italy, South Korea and Australia. This will lay the infrastructure for the continued rapid growth in our business, and provide the flexibility to respond to changing market dynamics. We are confident that our strategy of developing a broad portfolio of superior quality solar products, world-class manufacturing facilities and techniques, deep sales channels and improving cost efficiencies will differentiate Suntech as a clear leader in the solar industry,” concluded Dr. Shi.
Recent Business Highlights
Products and Projects
•	Suntech established a 4MW module supply agreement with Enerray, an Italian designer, developer and manager of photovoltaic systems. The Suntech modules will be installed by Enerray in PV systems for the rooftops of large Italian industrial complexes.

•	Subsequent to the close of the quarter, Suntech signed an agreement with Hanau Energies SAS to supply a 4.5MW building integrated PV system (BIPV) to a farm located in Alsace, France. The project will be one of the largest BIPV installations ever built and will employ Suntech’s ‘Just Roof’ modules to form complete weatherproof roofs on five agricultural warehouses.
Global Offices and Acquisitions
•	Suntech Australia was opened in April 2008 to focus on sales and business development in Australia, New Zealand and the Pacific Islands.

•	Suntech recently closed an acquisition of KSL-Kuttler Automation Systems GmbH (“KSL-Kuttler”), a leading manufacturer of automation systems for the Printed Circuit Board (PCB) industry. KSL-Kuttler will design, develop and supply primarily automation equipment employed in Suntech’s manufacturing process. KSL-Kuttler will continue to manufacture and supply equipment for the PCB industry.
Silicon Procurement and Investment
•	Suntech announced the second phase of a strategic cooperative agreement with Nitol Solar, an independent polysilicon producer. Suntech will acquire a minority interest in Nitol Solar for a total consideration of up to $100 million. In addition, in an amendment to the original 7-year silicon supply contract, Nitol Solar has agreed to substantially increase the aggregate committed volumes to be supplied between 2009 and 2015.

•	An eight-year polysilicon supply agreement was established with DC Chemical Co. Ltd. to supply Suntech polysilicon with a total value of approximately $631 million from 2009 to 2016.

•	Suntech strengthened its relationship with Hoku Scientific, Inc. through an investment of approximately $20 million in a private placement offering, which included an amendment to the existing supply agreement that accelerated the delivery time and increased volume to be delivered under the agreement.
Financing
•	On March 17, 2008, Suntech completed an offering of $575 million of 3.00% Convertible Senior Notes due 2013. In the first quarter of 2008, Suntech leveraged the funds to improve long-term silicon prospects with new and expanded polysilicon supply agreements with Nitol Solar, DC Chemical and Hoku Materials and strategic investments in Nitol Solar and Hoku. Suntech expects to continue utilizing these funds to secure long term supply of favorably priced silicon to support future development.
Industry Recognition
•	Suntech was named Frost & Sullivan’s 2008 Solar Energy Development Company of the Year in recognition of unparalleled excellence in design and delivery of high-quality PV cells and modules and customization of energy solutions catering to a global client base.
First Quarter 2008 Results

			Non-GAAP
	Net		Gross	Non-GAAP
	Revenues		Profit	Gross
	(in $	% of Net	(in $	Margin
	millions)	Revenues	millions)	(%)
Standard PV Modules	$432.9	99.6%	$98.2	22.7%
— Wafer to Modules	414.7	95.4%	96.6	23.3%
— Cell to Modules	18.2	4.2%	1.6	8.5%
Others	1.6	0.4%	(0.3)	(16.6%)

Total Net Revenues	$434.5	100%	$97.9	22.5%

Total net revenues for the first quarter of 2008 were $434.5 million, representing an increase of 76.1% from the corresponding period in 2007.
Non-GAAP gross profit for the first quarter of 2008 was $97.9 million, an increase of 98.9% year-over-year. Non-GAAP gross margin for the Company’s core wafer-to-module business was 23.3% and non-GAAP consolidated gross margin was 22.5%. The gross margin increased from the fourth quarter of 2007 primarily due to an increase in the average selling price driven by strong demand for Suntech’s solar products, which was partly offset by increased silicon wafer costs.
Non-GAAP operating expenses in the first quarter of 2008 totaled $31.0 million or 7.1% of total net revenues. Operating expenses increased from the fourth quarter of 2007 primarily due to an increase in expenses associated with the expansion of Suntech’s global sales network, marketing associated expenses, bank service charges due to increased financing costs and bank commission charges in China, and bad debt provision on certain long-aging receivables.
Non-GAAP income from operations for the first quarter of 2008 was $66.9 million, an increase of 86.5% year-over-year. Non-GAAP operating margin was 15.4%.
Net interest expense was $4.0 million in the first quarter of 2008 compared to net interest income of $1.1 million in the fourth quarter of 2007. The sequential increase in net interest expenses was primarily due to an increase in the short-term borrowing balance to facilitate daily operations, a decrease in interest income resulting from the reduction of the interest rate by the U.S. Federal Reserve Bank, and an increase in average borrowing costs due to the worsening global credit market.
Foreign currency exchange gain was $2.9 million in the first quarter of 2008 compared to a foreign currency exchange loss of $3.7 million in the fourth quarter of 2007. The foreign currency exchange gain in the first quarter of 2008 was primarily due to the appreciation of the Euro against the USD coupled with an increase in Euro-denominated sales.
Non-GAAP net income for the first quarter of 2008 was $60.6 million, an increase of 85.2% year-over-year, or $0.35 per non-GAAP diluted ADS.
On a GAAP basis, for the first quarter of 2008 gross profit was $96.4 million, an increase of 105.2% year-over-year. Gross margin for the core wafer to module business was 23.0% and consolidated gross margin was 22.2% for the first quarter of 2008.
On a GAAP basis, operating expenses for the first quarter of 2008 were $34.6 million or 8.0% of total net revenues. Income from operations was $61.8 million for the first quarter of 2008, an increase of 116.7% year-over-year. Operating margin was 14.2%. Net income was $55.8 million, an increase of 113.8% year-over-year, or $0.33 per diluted ADS.
In the first quarter of 2008, capital expenditures, which were primarily related to production capacity expansion and the construction of Suntech’s new production facilities, totaled $63.2 million and depreciation and amortization expenses totaled $7.7 million.
As of March 31, 2008, Suntech had cash and cash equivalents of $1.0 billion, compared to $521.0 million as of December 31, 2007. The increase was primarily due to the completion of a $575 million convertible notes offering in March 2008. Inventory totaled $178.3 million as of March 31, 2008 compared to $176.2 million as of December 31, 2007.

Business Outlook
Based on current operating conditions, Suntech expects revenues for the second quarter of 2008 to be in the range of $430 million to $440 million. Suntech expects minimal revenue contribution from KSL-Kuttler in the second quarter of 2008. Non-GAAP consolidated gross margin in the second quarter of 2008 is expected to be relatively consistent with the first quarter of 2008.
For the full year 2008, Suntech reiterates its expectation for total PV module shipments of 530MW and revenues in the range of $1.9 billion to $2.1 billion. Within 2008, Suntech believes that approximately 40% of this will be achieved in the first half of 2008 and 60% in the second half of 2008. Suntech expects that greater quantities of reasonably priced silicon will become increasingly available from mid-2008. Suntech targets to reach 1GW of installed PV cell production capacity by year-end 2008.
Senior Management Hires
Mr. Boxun Zhang has been promoted to Director of Business and Financial Analysis, reporting directly to Chief Financial Officer Ms. Amy Yi Zhang. Mr. Zhang joined in Suntech in February 2006 as Financial Controller. He previously worked for Credit Suisse and was an underwriter for Suntech’s IPO in December 2005. Earlier, Mr. Zhang was a Senior Auditor and Senior Consultant with PricewaterhouseCoopers. Mr. Zhang received an MBA degree from Cass Business School in London, UK.
Mr. Andrew Wang joined Suntech to assume Mr. Zhang’s former role as Corporate Financial Controller. Mr. Wang brings over 15 years of experience in accounting and finance primarily with multinational companies operating in China. Key career experiences include increasing levels of managerial responsibility beginning at Deloitte Touche Tohmatsu Shanghai CPA, Avery Dennison Corporation, and most recently at OTIS China (Holding) Ltd. as leader of accounting, internal controls and Sarbanes-Oxley compliance. Mr. Wang holds an MBA from Washington University in St. Louis, Missouri, USA.
First Quarter 2008 Conference Call Information
Suntech management will host a conference call today, Thursday, May 22, 2008 at 8:00a.m. Eastern Time (which corresponds to May 22, 2008 at 8:00p.m. Beijing/Hong Kong time) to discuss the Company’s results.
To access the conference call, please dial +1-617-786-4501 (for U.S. callers) or +852-3002-1672 (for international callers) and ask to be connected to the Suntech earnings conference call. A live and archived webcast of the conference call will be available on Suntech’s website at http://www.suntech-power.com under Investor Center: Financial Events.
A telephonic replay of the conference call will be available until June 5, 2008 by dialing +1-617-801-6888 (passcode: 53270665).

About Suntech
Suntech Power Holdings Co., Ltd. is a world leading solar energy company as measured by both production output and capacity of solar cells and modules. Suntech is passionate about improving the environment we live in and dedicated to developing advanced solar solutions that enable sustainable development. Suntech designs, develops, manufactures, and markets a variety of high quality, cost effective and environmentally friendly solar products for electric power applications in the residential, commercial, industrial, and public utility sectors. Suntech offers one of the broadest ranges of building integrated photovoltaic (BIPV) products under the MSK Solar Design Line(TM). Suntech has sales offices worldwide and is a market share leader in key global solar markets. For more information, please visit http://www.suntech-power.com.
Safe Harbor Statement
This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. In particular, the projected second quarter and full year 2008 data regarding sales volume, capacity, revenues, gross margin and the business outlook and quotations from management in this announcement, as well as Suntech’s strategic and operational plans, are forward-looking statements. Forward-looking statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in Suntech’s filings with the U.S. Securities and Exchange Commission, including its Annual Report on Form 20-F. Suntech does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.
About Non-GAAP Financial Measures
To supplement its consolidated financial results presented in accordance with GAAP, Suntech uses the following non-GAAP measures which are adjusted from the most directly comparable GAAP results to exclude items related to share-based compensation, restructuring expenses and amortization expenses incurred from the purchase price allocation effect related to the MSK Corporation acquisition. Suntech believes that non-GAAP information is useful for analysts and investors to evaluate Suntech’s future on-going performance because they enable a more meaningful comparison of Suntech’s projected cash earnings and performance with its historical results from prior periods. This information is not intended to represent funds available for Suntech’s discretionary use and are not intended to represent or to be used as a substitute for gross profit/margin, operating expenses, operating income or net income as measured under GAAP. Many analysts covering Suntech use the non-GAAP measures as well. These non-GAAP measures are not in accordance with or an alternative for GAAP financial data, the non-GAAP results should be reviewed together with the GAAP results and are not intended to serve as a substitute for results under GAAP, and may be different from non-GAAP measures used by other companies. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures” set forth at the end of this release and which shall be read together with the preceding financial statements prepared under GAAP.
For more information, please contact:
In China:
Rory Macpherson
Investor Relations Manager
Suntech Power Holdings Co., Ltd.
Tel: +86-510-8531-8922
Email: rory@suntech-power.com
In the United States:
Sanjay M. Hurry
Vice President
The Piacente Group, Inc.
Tel: +1-212-481-2050
Email: suntech@tpg-ir.com

Note: The quarterly and full year consolidated income statements are unaudited. The condensed consolidated balance sheets are derived from Suntech’s unaudited consolidated financial statements.
SUNTECH POWER HOLDINGS CO., LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
(In $’000)

	As of	As of
	December 31,	March 31,
	2007	2008

ASSETS
Current assets:
Cash and cash equivalents	520,966	1,020,259
Restricted cash	94,685	97,646
Inventories	176,173	178,262
Accounts receivable	237,614	271,382
Value-added tax recoverable	72,061	108,650
Advances to suppliers	61,875	82,400
Other current assets	94,105	150,750

Total current assets	1,257,479	1,909,349

Property, plant and equipment, net	292,987	329,108
Intangible assets, net	85,967	107,076
Goodwill	29,793	33,973
Investments in affiliates	1,027	—
Long-term prepayments	161,661	184,797
Long-term loan to a supplier	103,308	83,144
Other non-current assets	24,825	94,530

TOTAL ASSETS	1,957,047	2,741,977

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings, including current portion of long-term bank borrowings	321,163	442,612
Accounts payable	58,906	73,102
Other current liabilities	98,055	96,679

Total current liabilities	478,124	612,393

Long-term bank borrowings	20,672	12,965
Convertible notes	500,000	1,075,000
Accrued warranty costs	22,506	27,074
Other long-term liabilities	29,794	31,026

Total liabilities	1,051,096	1,758,458

Minority interest	17,901	18,335

Total shareholders’ equity	888,050	965,184

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,957,047	2,741,977

SUNTECH POWER HOLDINGS CO., LTD.
CONSOLIDATED INCOME STATEMENT
(In $’000, except share, per share, and per ADS data)

	Three months ended	Three months ended	Three months ended
	March 31	December 31	March 31
	2007	2007	2008

Total net revenues	246,696	397,538	434,514
Total cost of revenues	199,713	314,823	338,107

Gross profit	46,983	82,715	96,407

Selling expenses	5,686	9,586	15,273
General and administrative expenses	9,103	13,096	16,499
Research and development expenses	3,659	3,132	2,792

Total operating expenses	18,448	25,814	34,564

Income from operations	28,535	56,901	61,843

Interest expenses	(4,419)	(7,058)	(9,008)
Interest income	6,203	8,122	5,041
Foreign exchange gain(loss)	(2,103)	(3,733)	2,906
Other income (expense)	(1,749)	1,657	(803)

Income before income taxes	26,467	55,889	59,979
Tax provision	(2,091)	(5,186)	(5,523)

Net income after taxes before minority interest and equity in earnings of affiliates	24,376	50,703	54,456
Minority interest	1,536	936	1,346
Equity in (loss) earnings of affiliates	182	(1,020)	—

Net income	26,094	50,619	55,802

Net income per share and per ADS:

— Basic	0.17	0.33	0.36
— Diluted	0.16	0.29	0.33

Shares and ADSs used in computation:

— Basic	150,487,272	152,945,989	153,124,488
— Diluted	164,087,838	172,725,334	173,770,151
Each ADS represents one ordinary share

Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures (*)
(in $ millions, except margin data, per share and per ADS data, unaudited)

	Three months ended March 31, 2007
	Suntech Group	Share-based	Effect of Purchase	Restructuring	Suntech Group Non-
	GAAP Results	Compensation	Price Allocation	Expenses	GAAP Results
Gross profit	47.0	2.2	—	—	49.2
Gross margin	19.0%				19.9%

Income from operations	28.5	6.5	0.5	0.3	35.8
Income from operations margin	11.6%				14.5%

Net income attributable to holders of ordinary shares	26.1	6.5	(0.2)	0.3	32.7
Net income margin	10.6%				13.3%

Net income per share and per ADS
—Basic	0.17				0.22
—Diluted	0.16				0.20

	Three months ended December 31, 2007
		Share-based	Effect of Purchase	Restructuring
	GAAP Results	Compensation	Price Allocation	Expenses	Non-GAAP Results
Gross profit	82.7	3.1	—	—	85.8
Gross margin	20.8%				21.6%

Income from operations	56.9	6.6	0.8	0.5	64.8
Income from operations margin	14.3%				16.3%

Net income	50.6	6.6	0.5	0.5	58.2
Net income margin	12.7%				14.7%

Net income per share and per ADS
—Basic	0.33				0.38
—Diluted	0.29				0.34

	Three months ended March 31, 2008
		Share-based	Effect of Purchase	Restructuring
	GAAP Results	Compensation	Price Allocation	Expenses	Non-GAAP Results
Gross profit	96.4	1.5	—	—	97.9
Gross margin	22.2%				22.5%

Income from operations	61.8	4.3	0.8	—	66.9
Income from operations margin	14.2%				15.4%

Net income	55.8	4.3	0.5	—	60.6
Net income margin	12.8%				13.9%

Net income per share and per ADS
—Basic	0.36				0.40
—Diluted	0.33				0.35

(*)	The adjustment is for share-based compensation, restructuring expenses and the amortization expenses incurred from purchase price allocation related to the acquisition of MSK Corporation.